Hibbett Sporting Goods, Inc.

451 Industrial Lane

Birmingham, AL 35211

August 4, 2006

Via Hand Delivery and EDGAR

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Hibbett Sporting Goods, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2006
Filed April 13, 2006
and information incorporated by reference from
Definitive Proxy Statement filed May 1, 2006
File No. 0-20969

Dear Mr. Owings:

Please find our response to the Staff’s comments contained in your letter of July 7, 2006, regarding the Company’s Form 10-K for the year ended January 28, 2006. For ease of reading, the Staff’s comments are bolded.

Please note that, under separate cover, we are requesting confidential treatment for several portions of this letter under SEC Rule 83 that constitute competitively sensitive proprietary information. The electronic version of this correspondence filed with the EDGAR database is redacted accordingly.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 293-8117.

Sincerely,

/s/ Michael J. Newsome

Michael J. Newsome

Chairman and Chief Executive Officer

Hibbett Sporting Goods, Inc.

Hibbett Sporting Goods, Inc.

Response to Staff Comment Letter Dated July 7, 2006

Form 10-K for the Fiscal Year Ended January 28, 2006 Filed April 13, 2006, and information incorporated by reference from Definitive Proxy Statement filed May 1, 2006; File No. 1-20969

Item 1. Business, page 5

1.	Please delete the first paragraph as the defined terms are clear from context. Similarly, please delete the 1st sentence of the Introductory Note on page 4.

We agree in future filings to revise those paragraphs as suggested in Comment 1.

Available Information, page 5

2.	Please revise to show the current address of our Public Reference Room as 100F Street, N.E., Washington, D.C. 20549.

We agree in future filings to correct the current address of the Public Reference Room as suggested in Comment 2.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Fiscal 2006 Compared to Fiscal 2005, page 16

3.	The present disclosure does not clearly communicate the extent new and comparable store sales each impact your consolidated operating results.

We believe our disclosure for the impact of comparable store sales reflects the extent new stores and comparable store sales impact net sales. Management does not evaluate results, other than by net sales, on a comparable store basis. (See remainder of response for further discussion.)

Please revise the disclosure to clearly define how you distinguish between new and comparable stores.

On page 17, we have defined comparable stores as follows:

“Comparable store net sales data for the period reflects sales for our traditional format Hibbett Sports and Sports Additions stores open throughout the period and the corresponding period of the prior fiscal year.”

If a store remodel or relocation results in the store being closed for a significant period of time, its sales are removed from the comparable store base until it has been open a full 12 months. Historically, it has been rare that an existing store has had to be removed from the comparable store sales base due to any of these events as we typically remodel the existing space or relocate to a similar space in the same market. Store closings due to weather or relocation are typically treated on a store by store basis as determined by management based on number of days within the period the store was not operating. In fiscal 2006, one store was removed from the comparable store sales base due to a significant disruption of operations because of Hurricane Katrina.

Because the impact of remodels and relocations is insignificant, we believe our current disclosure meets the requirements of SEC Release 33-8350 and that further disclosures related to the definition of comparable stores would not enhance the overall disclosures or provide the context within which financial information should be analyzed.

For new and comparable store categories, include a discussion identifying the material trends for the comparable periods presented as well as a comparative analysis of the operating results in both absolute dollar and percentage terms. See SEC Release 33-8350.

On page 16 and 17, we disclose that “New stores and stores not in the comparable store net sales calculation accounted for $44.2 million of the increase in net sales.” We also identify that of the $62.7 million dollar increase to net sales, 5.6% (or $18.5 million) was attributable to higher comparable store sales.

In the current Form 10-K, material trends are identified for each period by identifying the key performance drivers. We also identify that 2.0% of the comparable store growth was due to an increase in transactions while the remainder was due to an increase in price. In addition, we disclose the only other significant item that affected the annual period was the impact of Hurricane Katrina which we believe contributed 0.6% to 0.8% of the increase in comparable sales.

We do not disclose Gross Profit or Net Income for new and comparable store categories because we do not use this information in analyzing or in managing our business. Because comparable store versus new store stratification of our business is only used in conjunction with net sales as a performance indicator of revenue growth, we believe our current disclosure meets the requirements of SEC Release 33-8350.

Liquidity and Capital Resources, page 19

4.	Please describe in further detail the JDA Merchandising System and explain how it has affected and will affect your results of operations, liquidity and capital resources.

We believe the new JDA Merchandising System will help us develop better efficiencies in the allocation and planning of inventory and better enable us to analyze and generally improve sales and product margin. However, we are uncomfortable disclosing the expected impact on our results of operations before the system has been fully implemented. The JDA system allows for future system enhancements to improve and support merchandise replenishment and price optimization which could be beneficial to us but are not part of the system implementation currently in progress.

Historically, the costs associated with the JDA system have been inconsequential to our results of operations, liquidity and capital resources. On page 19, we disclose that, as of January 28, 2006, we had approximately $2.0 million remaining on our commitment related to the JDA Merchandising System. While we do not expect the JDA related costs to become significant in the future, we will continue to monitor all aspects of this project and expand our disclosures appropriately if this expectation changes.

If material, please similarly describe the various improvements at your headquarters and distribution center you expect to make in fiscal 2007.

Of the total budgeted dollars of $18.8 million for capital expenditures for fiscal 2007, we anticipate that approximately 68% and 11% will be related to the opening of new stores and remodeling of existing stores, respectively. Approximately 14% will be related to information systems, including the JDA Merchandising System with the remaining 7% related primarily to automobiles and security equipment for our stores.

We do not have any material improvements planned at our headquarters or distribution center in Fiscal 2007.

Consolidated Statements of Cash Flows, page 28

5.	Please disclose where you classify the cash, allowances and/or leasehold improvements received from landlords within your statements of cash flows.

We include cash and allowances received from landlords as operating cash flows on the statements of cash flows. We have not received, nor expect to receive, leasehold improvements from landlords.

Please disclose the amounts recognized for each category in the periods presented.

This information has been redacted for confidentiality.

Notes to Consolidated Financial Statements, page 30

1. Basis of Presentation and Summary of Significant Accounting Policies, page 30

6.

As of your balance sheet dates please disclose the amounts due from credit card, debit card and electronic benefit transfer transactions and where these amounts are classified in your consolidated balance sheets and statements of cash flow. Include your accounting policy for these transactions in your revised filing or tell us why this is not applicable.

We consider credit card, debit card and other electronic benefit transfers to be, in effect, deposits in transit and classify them as Cash and Cash Equivalents on the Balance Sheet. These amounts are generally collected within three business days and at January 28, 2006 and January 29, 2005 were $1.4 million and $0.9 million, respectively. We did not separately disclose these amounts because we deem them to be inconsequential. If, at any point in the future, the amounts become significant, we will expand our policy disclosure of Cash and Cash Equivalents in Note 1 to the Consolidated Financial Statements under Basis of Presentation and Summary of Significant Accounting Policies and Statements of Cash Flows.

Reportable segments, page 30

7.

Tell us in more detail how you determined that aggregation into one reportable segment was appropriate in accordance with paragraphs 17 of SFAS No. 131 and 4 of EITF 04-10. Please focus your response on the economic similarities of the three retail formats; Hibbett Sports, Sports Additions and Sports & Co. In that regard, please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. In your response please include an explanation why management’s discussion and analysis states that gross profit in fiscal 2006 is primarily attributable to product margin increases in apparel and footwear and that footwear and apparel have dissimilar gross margins. We refer you to the gross profit discussions on pages 17 and 18. For the purpose of this discussion we will presume that both the methods of distribution and the nature of the regulatory environment are similar.

This information has been redacted for confidentiality.

8.

Your management’s discussion and analysis identifies three distinct product categories that contribute to retail store sales. We refer you to page 17. Please advise or revise your filing to separately report revenues from external customers for the apparel, footwear and equipment product categories. See paragraph 37 of SFAS No. 131.

Paragraph 37 of SFAS 131 requires that companies report revenues from external customers for each product and service or group of similar products and services unless it is impracticable to do so. The revenue reported should be based on the financial information used to produce the company’s financial statements. If providing this information is impractical, companies should disclose this fact.

We do not have a current reporting system that provides GAAP net sales by product category. Our MD&A disclosures are based on our merchandise unit system not on our financial reporting system. We believe the unit system is an acceptable source for the monitoring of and for disclosures related to our general discussions regarding consumer trends in sporting goods. Prospectively, we will disclose that revenues from external customers by product category are impractical for us to report.

Property and Equipment, page 32

9.

Please explain the nature of the modifications in lease terms that resulted in the extension of estimated asset lives. We refer you to page 17. Tell us how you accounted for these modified leases and how the extension impacted your classification of these leases, if at all. Please be specific in your response.

We have not made any modifications to leases or extended any estimated asset lives. Our disclosure on page 17 explaining the leveraging of depreciation and amortization expense reads:

"......The leveraging in depreciation and amortization expense as a percentage of net sales is due to an increase in sales this year compared to the same 52 weeks last year as well as an increase in asset lives related to lease terms."

Our reference to the increase in asset lives related to lease terms was not indicative of a modification or extension of existing lease terms. Our intention was to note that the company was seeing an upward trend in the lease term of new leases and, as our store base continues to grow, its impact on depreciation. Our new lease terms have increased from an average of 6.75 years in fiscal 2004 to 7.10 years in fiscal 2006. Because our lease life is almost always less than the economic useful life of the leasehold improvement, it is used as the estimated life to determine the appropriate depreciation period.

In future filings, if applicable, we will clarify our disclosure with wording similar to the following:

......The leveraging in depreciation and amortization expense as a percentage of net sales is due to an increase in sales this year compared to the same 52 weeks last year. We also experienced a slight trend upwards in the terms of our new store leases which also contributed to the leveraging of depreciation expense as leasehold improvements were expensed over the longer lease term which is less than the estimated economic useful life of the assets.

10.

We note you recorded losses on asset disposals in each of the three years presented. Please tell us the makeup of the disposed assets, your reasons for the dispositions and the specific underlying reasons for selling at a loss, as necessary.

Historically, losses on asset disposals have been primarily related to closed stores.

In fiscal 2006, the Company experienced an unusual disposal of $191,000 due to damage from Hurricane Katrina. This amount was separately identified on the Statement of Cash Flows.

In fiscal 2005, $147,000 or 28% of our total asset disposals was related to the write-off of abandoned software. When management made the final decision to invest in a new merchandising system, a module of the existing merchandise system that had been installed but never successfully implemented into the business process was deemed fully impaired and written off.

Furthermore, stores with a high probability of closing based on management review of revenue, profit and cash flow are analyzed quarterly and depreciation accelerated to recognize the shorter useful life based on the provisions of SFAS 144. This reduces the gain or loss at the time of the store closing. In fiscal 2006, we accelerated depreciation on 4 such stores we expected to close. Actual store closings during the year were 7. Our ability to anticipate store closings to a greater degree is impacted by the following:

•

Our preference is to renegotiate the financial lease terms with landlords of underperforming locations. We are often successful in negotiating a reduced occupancy cost which can significantly improve the location’s operating results and eliminate consideration of store closing.

•	Our leases are generally structured to allow flexibility for quick action in the event a competitor moves in or an anchor store moves out.

Overall, we deem the total amount of losses on asset disposals to be inconsequential in each of the three years presented.

Tell us if you have considered revising the estimated useful lives in light of the recurring losses, or alternatively, why these estimates are still accurate. Also tell us if you considered the existence of long-lived asset impairment and the results of your recoverability tests, if applicable.

We continually review and reassess our established policy asset lives for reasonableness. The makeup of losses on asset disposals is given primary consideration. For example, a recent reassessment of company owned automobiles lives identified disposal transactions with both gains and losses. Thus, management determined that a change in the estimated policy asset life of 5 years was not necessary.

We test for asset impairment on a quarterly basis. For example, management’s final decision to invest in a new merchandising system resulted in our determination that the carrying value of one module of the existing system was not recoverable. The adjusted carrying value was determined to be $0 and the asset was fully disposed. This disposal was inconsequential for further disclosures.

We will continue our periodic assessment of long-lived asset impairment and disclose consequential disposals, as appropriate and where applicable.

We also note the annual ratio of depreciation expense to net property and equipment decreased 10%, from 37% to 27%, over the recent three year period even though the net property and equipment balance increased by 44% over the same three year comparative period. Please tell us the underlying reasons for the increasing disparity between these two items.

Of our depreciable property and equipment, over 99% of which is comprised of three major categories: leasehold improvements, equipment (which includes automobiles and software) and furniture and fixtures. As our store base continues to grow, leasehold improvements have become a larger percentage of our total depreciable property and equipment (47% in fiscal 2004, 48% in fiscal 2005 and 49% in fiscal 2006). Leasehold improvements generally have a longer depreciable life (the lesser of the term of the lease or the estimated economic useful life) than our other depreciable categories (typically 3 – 5 years for equipment and 7 years for furniture and fixtures). We expect this trend to continue and depreciation expense to slow as a percentage of net property and equipment.

Revenue Recognition, page 33

11.	Please expand your accounting policy concerning the recognition of idle layaway deposits and unused gift cards including your basis in GAAP.

At fiscal year end 2006, the layaway balance included in the current liability section of the Balance Sheet was $60,000.

At fiscal year end 2006, the unredeemed gift card balance included in the current liability section of the Balance Sheet was $1,246,000 compared to $887,000 at fiscal year end 2005. Together, both these line items represented approximately 2.3% and 1.6% of the total current liability balance for fiscal year end 2006 and 2005, respectively.

We believe our existing policy disclosures are adequate given that the amounts involved are immaterial.

Disclose whether you escheat layaway deposits and unredeemed cards, if applicable.

We do not currently escheat aged layaway deposits and gift cards. We will continue to address this matter and will modify our procedures and policies, if necessary, based on each state’s applicable laws.

Disclose the amount of breakage revenue recognized and deferred for each period presented and the line item where it is presented in your income statement as applicable.

To date, we have not recognized any amounts we deem to be breakage revenue. General reconciliation entries resulted in approximately $29,000 miscellaneous expense in fiscal 2006, approximately $58,000 miscellaneous expense in fiscal 2005 and approximately $48,000 miscellaneous revenue in fiscal 2004. The revenue recognized in fiscal 2004 related to reconciliation entries associated with the implementation of the new gift card program. We experienced an offsetting reversal in this amount during the following year, fiscal 2005.

These amounts are deemed inconsequential in each year presented. If the Company begins to recognize breakage revenue, we will disclose such policy appropriately.

7. Commitments and Contingencies, page 39

12.

Please expand your disclosure to include whether any amounts have been accrued relating to this matter. If so, state the line item and the period in which it was recorded in your statements of operations. Also include in your disclosure all pertinent assumptions used to reach a conclusion as well as your conclusion based on the guidance in paragraph 3 and 8-10 of SFAS 5 as it relates to this matter. Please similarly include this information in Item 3. Legal Proceedings.

At January 29, 2006, we had accrued an immaterial amount related to this matter. This accrual was recorded in Quarter 4 of fiscal 2006 as legal expenses included in store operating, selling and administrative expenses on our Consolidated Statement of Operations. We have concluded that disclosure of amounts accrued in pending lawsuits would prejudice our settlement negotiations and are not required by the governing standards in this instance.

Exhibits, page 47

13.	It appears you need to file your sub-lease arrangement with Books-A-Million, Inc. of which your director, Clyde B. Anderson, is an executive officer. Please advise or revise.

We will file our sub-lease arrangement as an exhibit to our quarterly filing on Form 10-Q for the period ended July 29, 2006.

Signatures, page 49

14.	The report must also be signed on behalf of the registrant by its controller or principal accounting officer. See General Instruction D to Form 10-K.

Gary A. Smith is the Company’s Principal Accounting Officer as well as Principal Financial Officer and did sign and certify Form 10-K. In all future filings, we will add Principal Accounting Officer to his title to correctly reflect the requirements of SEC Reporting.

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